FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Swartz, Jerome	2. Issuer Name and Ticker or Trading Symbol Symbol Technologies, Inc. (SBL)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman
(Last) (First) (Middle) Symbol Technologies, Inc. One Symbol Plaza	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/30/03
(Street) Holtsville, NY 11742-1300		5. If Amendment, Date of Original (Month/Day/Year) 02/03/03	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common	1/30/03		X(1)		132,000	D	$16.9143	2,933,050	D
Common								61,736	I	Held by wife (2)
Common								110,868	I	Held by Charitable Trusts
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Put Option (Obligation to Buy)	$17.7136	1/30/03		X(1)		1		1/30/03	1/30/03	Common	132,000	(1)		D
Put Option (Right to Sell)	$26.5894	1/30/03		X(1)			1	1/30/03	1/30/03	Common	132,000	(1)		D
Call Option (Obligation to Sell)	$56.2347	1/30/03		J(1)		1		1/30/03	1/30/03	Common	132,000	(1)	6	D

Explanation of Responses:

(1) In connection with the physical settlement of a put spread collar initially entered into on November 30, 2000 as part of a zero-cost European collar arrangment, he delivered to the holder of the high put option the shares of stock subject to the option. However, the consideration paid to him was reduced due to the settlement of the low put option that he entered into simultaneously with the high put option. The related call option expired unexercised. He received net proceeds of $2,232,681.
(2) Shares held by his wife. He disclaims beneficial ownership of these shares. The previous Form 4, which is being amended by this document, listed as indirectly owned shares held by a trust of which the reporting person was described as a co-trustee for self and family. In fact, the reporting person is not a beneficiary or trustee of this trust, and shares held by this trust have been deleted from the amended Form 4. In addition, this same trust distributed 108,003 shares to the reporting person on 12/11/02. This amount is now reflected in the reporting person's direct shareholdings on Page 1 of this amended Form 4.

By: /s/ Jerome Swartz **Signature of Reporting Person	02/14/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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